Exhibit (a)(1)(P)

Important Information about the Additional Acceptance Period Which Expires at 6:00 p.m. New York Time on July 6, 2006

June 27, 2006

To Holders of Schering ADSs and U.S. Holders of Schering Shares:

We recently announced that our wholly-owned subsidiary, Dritte BV GmbH (“Purchaser”), acquired approximately 88% of the outstanding bearer shares with no par value of Schering AG (“Schering Shares”), including Schering Shares represented by American Depositary Shares (“Schering ADSs”). These purchases were made pursuant to Purchaser's tender offer (the “Offer”) for all of the outstanding Schering Shares, including Schering Shares represented by Schering ADS, as well as purchases of Schering Shares outside the Offer.

You now have the opportunity to tender your Schering Shares (including Schering Shares represented by Schering ADSs) during an additional acceptance period which will expire at 6:00 p.m. New York time on July 6, 2006 (the “Additional Acceptance Period”). Because the Offer price was increased from EUR 86.00 to EUR 89.00 as a result of Purchaser's acquisition of Schering Shares outside the Offer, you will receive EUR 89.00 per Schering Share (including Schering Shares represented by Schering ADSs) validly tendered during the Additional Acceptance Period. Payment for Schering Shares held by residents of the United States submitted for sale through the U.S. Settlement Agent and for Schering Shares represented by Schering ADSs will be made in U.S. Dollars based upon the USD/EUR “Bid”-rate published by WM/Reuters at 16:00 hours London, England local time on the day on which the custodian institution of the U.S. Settlement Agent receives the consideration for the Offer in Euros unless you elect to receive the Offer price in Euros.

Please keep in mind that the liquidity of the Schering Shares and Schering ADSs has been reduced significantly as a result of Purchaser's acquisitions and the relative weighting of Schering AG in the German DAX has been and will be further reduced because of the reduced public “float” of Schering AG. In addition, the Purchaser currently intends to cause Schering AG to apply for a revocation of the admission of the Schering Shares on the Swiss stock exchange and to delist the Schering ADSs from the New York Stock Exchange. Depending on the remaining free float after the Additional Acceptance Period, the purchaser may also cause Schering AG to apply for a revocation of the Schering Shares from the various German stock exchanges on which they are currently traded.

If you want to accept the Offer, we kindly ask that you execute and deliver the U.S. declaration of acceptance (if you hold Schering Shares) or the ADS letter of transmittal (if you hold Schering ADSs) to the U.S. Settlement Agent. If you hold Schering Shares or Schering ADSs through a broker, you should contact your broker for information on how to tender your Schering Shares or Schering ADSs. Your instructions must reach us by no later than 6:00 p.m. New York time on July 6, 2006.

You will receive EUR 89.00 per Schering Share
(including Schering Shares represented by Schering ADSs)
validly tendered during the Additional acceptance Period.

The terms of the Offer are further described in the Offer Document, dated April 13, 2006 (the “Offer Document”), and the related U.S. declaration of acceptance and ADS letter of transmittal. Notwithstanding any references in the Offer Document, the U.S. declaration of acceptance or the ADS letter of transmittal to the initial Offer price of EUR 86.00 per Schering Share, you will receive EUR 89.00 per Schering Share for all shares tendered during the Additional Acceptance Period. We currently expect to pay for any Schering Shares (including Schering Shares represented by Schering ADSs) tendered during the Additional Acceptance Period between July 12, 2006 and July 18, 2006.

Questions and requests for assistance or copies of the Offer Document, the U.S. declaration of acceptance, the ADS letter of transmittal and other tender offer documents may be directed to the Information Agent, whose contact information is set forth below, and copies will be furnished promptly at our expense.

Very truly yours,

Bayer Aktiengesellschaft

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, NY 10022

United States of America

00 800 7710 9970 (toll-free in the EU)

1-877-717-3925 (toll-free in the United States and Canada)

+1-412-232-3651 (call collect from all other countries)

1-212-750-5833 (banks and brokers call collect)

Important Information:

This is neither an offer to purchase nor a solicitation of an offer to sell Schering Shares or Schering ADSs. The Offer has been made by Dritte BV GmbH, a wholly-owned subsidiary of Bayer AG, for all Schering Shares (including all Schering Shares represented by Schering ADSs). The terms and conditions of the Offer have been published in the Offer Document after the permission of the German Federal Financial Supervisory Authority (Bundesanstalt fur Finanzdienstleistungsaufsicht, BaFin) was been obtained on April 12, 2006. Dritte BV GmbH also has filed a tender offer statement with the U.S. Securities Exchange Commission (the “SEC”) with respect to the Offer. Investors and holders of Schering Shares and Schering ADSs are strongly advised to read the tender offer statement and other relevant documents regarding the Offer filed by Dritte BV GmbH with the SEC because they contain important information. Investors and holders of Schering Shares and Schering ADSs will be able to receive these documents free of charge at the SEC’s web site (http://www.sec.gov), or at the web site http://www.bayer.com.

Bayer AG has been granted exemptive relief from the provisions of Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended, permitting it (or Dritte BV GmbH or certain of its other affiliates or financial institutions on its behalf) to make purchases of Schering Shares outside of the Offer until the end of the offer period, subject to certain conditions. Accordingly, to the extent permissible under applicable securities laws and in accordance with normal German market practice, Bayer AG, Dritte BV GmbH or its nominees or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, Schering Shares outside the United States, other than pursuant to the Offer, before or during the period in which the Offer is open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required by applicable securities laws.